FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of March, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
2005 results
Operating result of €75.1 million up 64%
A doubling of backlog year on year at USD 990 million
Very good market outlook
Paris, March 9, 2006
Compagnie Generale de Geophysique (ISIN: 0000120164 – NYSE: GGY) published today its unaudited consolidated results for the fourth quarter of 2005.
Pursuant to European regulation n°1606 dated July 19, 2002, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). They include comparative information for the period of 2004 using the same standards.
2005 highlights:
•	2005 Group revenues of Euros 870 million (USD 1,081 million) up 27% in Euros and USD compared to 2004.
•	Group operating profit of Euros 75.1 million, up 64% compared to Euros 45.7 million in 2004.
•	Geophysical Services: Revenues of Euros 552 million (USD 686 million), up 42% year on year in Euros and USD and an operating profit of Euros 25.2 million not including the Euros 12.7 million Argas contribution.
•	Sercel: Revenues of Euros 379 million (USD 470 million) up 21% year on year in Euros and USD and an operating profit of Euros 79.8 million, a 21.1% operating margin.
•	Acquisition of Exploration Resources entirely refinanced through the December rights issue and the add on to the 2015 Senior Notes completed in February 2006.
•	Including Euros 11.5 million specific financial charges related to the IFRS accounting treatment of the convertible bond and Euros 32.5 million financial charges related to non recurring financing and refinancing operations completed in 2005, the Group net loss was Euros 6.8 million.
•	Record Group backlog of USD 990 million as of March 1st 2006, a 108 % year on year increase.
Q4 2005 highlights:
•	Fourth quarter 2005 Group revenues of Euros 262 million (USD 312 million) up 34% in Euros and up 23% in USD compared to the fourth quarter of 2004.
•	Group operating profit of Euros 30.1 million representing a 11.5% operating margin.
•	Geophysical Services: Revenues of Euros 161 million (USD 191 million) and operating profit of Euros 11.1 million not including the Euros 2.9 million Argas contribution.
•	Sercel: Revenues of Euros 123 million (USD 146 million) and operating profit of Euros 30.5 million, a 24.8% operating margin.
•	Group net profit of Euros 20.1 million including a Euros 26.5 million specific financial profit related to the IFRS specific accounting treatment of the convertible bond and Euros 21.5 million non recurring financial charges.
•	Issuance of 5.2 millions new shares as a result of the conversion of 82% of the 2012 convertible bonds in November and of the December rights issue.

Comments and Perspectives :
CGG Chairman & CEO, Robert BRUNCK, commented: “With a strong fourth quarter as anticipated, the CGG Group has exceeded one billion dollars in revenues in 2005, while increasing significantly its operating profitability.
We enter into 2006 with a reinforced position in Marine, with a sound balance sheet, after having fully completed the refinancing of our Exploration Resources acquisition, and a record high backlog. In a very favourable market trend impacting positively all segments of our activities, CGG’s financial performance should mark a significant improvement in 2006.”

IFRS	Consolidated Statement of
	Earnings
Million Euros	2005	2004	Q4 2005	Q4 2004

Operating revenues	869.9	687.4	262.4	196.4
Gross profit	201.8	133.8	66.3	37.6
Operating income(loss)	75.1	45.7	30.1	19.5
Equity income (loss) of affiliates	13.0	10.3	3.4	2.6
Cost of financial debt	(42.3)	(27.8)	(15.6)	(11.0)
Variance on derivative on convertible bonds	(11.5)	(23.5)	26.5	(23.5)
Other financial income (loss)	(14.5)	0.8	(15.8)	2.2
Income taxes	(26.6)	(10.9)	(8.1)	4.2
Net income (loss)	(6.8)	(5.4)	20.5	(6.0)

Net income (loss) per common share	(0.64)	(0.55)	1.55	(0.56)
Weighted average common shares	12,095,925 1	1,681,406	12,941,857	11,681,968
Revenues 2005 and fourth quarter 2005:
Total Group revenues at the end 2005 were Euros 869.9 million (USD 1,081 million), up 27% in Euros and in USD, compared to the same period of last year (Euros 687.4 million, USD 854.8 million).
Group revenues for the fourth quarter of 2005 were Euros 262.4 million (USD 312.3 million), up 34% in Euros and up 23% in USD compared to 2004 (Euros 196.4 million, USD 254.4 million).
Revenues 2005 and fourth quarter 2005 per segment:
Total revenues for Geophysical Services for 2005 were Euros 552.3 million (USD 686.2 million), up 42% in Euros and in USD compared to 2004 (Euros 388.1 million, USD 482.5 million). Revenues resulting from the integration of Exploration Resources as of September 1st, are Euros 28.8 million.
Land revenues were Euros 119.8 million (USD 148.8 million) up 55% in Euros and in USD when compared to 2004 (Euros 77.3 million, USD 95.8 million).
Offshore 2005 revenues of Euros 319.5 million (USD 397.1 million) were up 55% in Euros and in USD compared to 2004 (Euros 205.8 million, USD 256.2 million). In 2005, the CGG fleet was extended through both the upgrade to 3D capability of the Laurentian and the progressive integration of Exploration Resources vessels, which shall extend well into 2006.
Multi-client sales were Euros 133.5 million, up 24% in Euros and in USD year on year. Multi-clients after sales of Euros 97.2 million were up 41% year on year in Euros and in USD.
2005 Processing and Reservoir revenues were Euros 113.0 million (USD 140.4 million) up 8 % in Euros and in USD compared to 2004 (Euros 105.0 million, USD 130.4 million).

Total revenues for Geophysical Services for the fourth quarter 2005 were Euros 160.7 million (USD 191.3 million) up 42% in Euros and 30% in USD compared to the fourth quarter of 2004 (Euros 113.4 million, USD 146.8 millions).
Land revenues for the fourth quarter 2005 were Euros 31.6 million (USD 37.6 million) up 94% in Euros and 79% in USD when compared to the fourth quarter of 2004 (Euros 16.3 million, USD 21.1 million). 12 crews were in operation during this quarter.
Offshore revenues for the fourth quarter 2005 were Euros 97.3 million (USD 115.8 million), up 42% in Euros and 31% in USD compared to the fourth quarter of 2004 (Euros 68.5 million, USD 88.6 million). Multi-client sales were Euros 47.1 million including Euros 24.5 million of after sales.
Processing and Reservoir revenues for the fourth quarter 2005 were Euros 31.8 million (USD 37.9 million), up 11 % in Euros and 2% in USD compared to same period last year (Euros 28.6 million, USD 37.1 million).
Total revenues for Sercel at the end of 2005 were Euros 378.8 million (USD 469.8 million) up 21% in Euros and in USD compared to the same period last year (Euros 313.6 million, USD 389.9 million). 2005 External sales were Euros 317.6 million (USD 394.8 million).
For the fourth quarter of 2005, Sercel total sales were Euros 122.9 million (USD 146.2 million), up 45% in Euros and 33% in USD when compared to the fourth quarter of 2004 (Euros 84.7 million, USD 109.7 million). External sales for the fourth quarter of 2005 were Euros 101.7 million (USD 121 million).
2005 and fourth quarter 2005 Group Operating Income:
The Group Operating Profit at the end of 2005 was up 64% at Euros 75.1 million compared to Euros 45.7 million operating profit in 2004. This operating profit does not take into account a positive contribution of Euros 12.7 million from Argas.
The Group Operating Profit for the fourth quarter of 2005 was up 54% at Euros 30.1 million compared to Euros 19.5 million operating profit for same period last year. This operating profit does not take into account a positive contribution of Euros 2.9 million from Argas.
2005 and fourth quarter 2005 Group Operating Income per sector:
The Geophysical Services 2005 operating profit was Euros 25.2 million compared to a Euros 19.8 million operating loss in 2004, representing a Euros 45 million year on year improvement. This operating profit does not take into account a positive contribution of Euros 12.7 million from Argas.
In 2005, the land acquisition business unit kept improving its operational performances. Multi-clients sales increased substantially, thus demonstrating the very good quality of our library. At the end of December 2005, the net book value of the multi-client library stood at Euros 94 million.
Offshore activity was affected in 2005 by unfavourable weather conditions in the North Sea and by a lower than anticipated utilization rate of our vessels resulting from numerous transits and immobilizations.
Processing and Reservoir activity increased its profitability throughout the year in a growing market gradually benefiting from increasing marine volumes.
The Geophysical Services operating profit for the fourth quarter of 2005 was Euros 11.1 million (not including a Euros 2.9 million contribution from Argas) compared to a Euros 4.3 million operating loss for the fourth quarter of 2004.
This operating profit takes into account a Euros 5 million negative impact resulting from increased amortization charges following the purchasing accounting of Exploration Resources assets. In 2006, with the planned progressive introduction of additional marine capacity, Exploration Resources will reach its financial performance objectives.

Sercel 2005 operating profit was Euros 79.8 million corresponding to a 21.1% operating margin, compared to a Euros 64.5 million operating profit in 2004. In 2005, Sercel has maintained its market share and launched a new generation of land and marine acquisition equipments.
Sercel operating profit for the fourth quarter of 2005 was Euros 30.5 million, a 24.8% operating margin compared to Euros 18.0 million for the fourth quarter 2004, corresponding to a 21.2% operating margin.
Segment information

Million Euros
IFRS	2005	2004	Q4 2005	Q4 2004
Operating revenues
Services	552.9	389.3	161.4	113.3
Products	378.8	313.6	122.9	84.8
Elimination	(61.8)	(15.5)	(21.4)	(1.9)
Total	869.9	687.4	263.1	196.4

Operating income (loss)
Services	25.2	(19.8)	11.1	(4.3)
Products	79.8	64.5	30.5	18.0
Corporate	(15.8)	(13.0)	(6.9)	(3.6)
Elimination	(14.1)	14.0	(4.6)	9.3
Total	75.1	45.7	30.1	19.4
Net Result :
The 2005 net result was a loss of Euros 6.8 million compared to a net loss of Euros 5.4 million in 2004.
This result is positive at Euros 37.2 million, (Euros 22.4 million comparable in 2004) before Euros 11.5 million specific financial charges related to the IFRS accounting treatment of the convertible bond and Euros 32.5 million financial charges related to non recurring financing and refinancing operations completed in 2005.
The net result for the fourth quarter of 2005 was a profit of Euros 20.1 million compared to a loss of Euros 6.5 million for the same period last year.
Operating Result Before Depreciation and Amortization :
The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our former financial reports, is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.
The notion of ORBDA serves as a reference for CGG debt covenants and is consequently communicated for that purpose.
The ORBDA at the end of 2005 was at Euros 229.5 million, representing 26.4%% of the revenues and up 33% year on year.
The ORBDA for the fourth quarter of 2005 was at Euros 81 million, representing 31% of revenues and a 48% increase year on year.

Million Euros
IFRS	2005	2004	Q4 2005	Q4 2004
ORBDA	229.5	172.8	80.6	54.3

Summary of cash-flows:

IFRS
Million Euros	2005	2004	Q4 2005	Q4 2004
Net cash before changes in working capital	204.0	149.7	82.8	56.2
Net cash flow provided by operating activities	182.4	126.9	73.1	49.9
Total purchases of tangible & intangible assets	(134.5)	(56.3)	(53.2)	(13.0)
Investment in multi –clients library	(32.0)	(51.1)	(12.8)	(12.4)
Balance Sheet items :
As at the end of 2005, after the conversion of 82% of the 2012 convertible bonds and the right issue in cash, the net shareholders’ equity was Euros 699 million and the net financial debt was Euros 297 million, representing a 42.4% gearing ratio.
The total number of shares outstanding on December 31st, 2005 was 17.1 millions.
The refinancing of Exploration Resources acquisition was fully completed in February 2006, with the issuance of a USD 165 million add-on to the 7.50% Senior notes due 2015.
Equity and Net Debt

Million Euros
IFRS	31/12/2005	31/12/2004
Shareholders’ equity	698.5	393.2
Net financial debt	297.2	121.8
Gearing ratio	42.4%	31.0%
Backlog :
The backlog as of March 1st 2006 was at the record level of USD 990 million, up 108% compared to USD 475 million on March 1st 2005.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique Group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition, processing and reservoir services and software to its clients in the oil and gas exploration and production industry. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
Contact :
Christophe BARNINI                      (33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 – Massy Cedex

Date : March 9th, 2006	By Senior Executive Vice President
Technology , Control &Planning and
Communication
/Gerard CHAMBOVET/